Venerable Insurance and Annuity Company
and its Separate Account B
Preferred Advantage Variable Annuity

May 1, 2024, Notice Document

This notice document describes Preferred Advantage, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”). The Contract has not been offered for new sales since April 2018 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Accumulation Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

The full Preferred Advantage prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at  https://docs.venerable.com/#/landing?prod=92911R394&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document. Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Accumulation Value	The total value of your investment in the Subaccounts of the Separate Account.
Annuitant	The individual(s) designated by you and upon whose life Annuity Payments are based.
Annuity Commencement Date	The date you start receiving annuity payments under your Contract.
Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the Preferred Advantage variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Annuity Commencement Date) during which the Accumulation Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The annuity payment phase (which begins on the Annuity Commencement Date) during which you receive regular annuity payments from the Contract.

Contract Date	The date the Contract became effective.
Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Owner(s).
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit	The amount paid to your designated beneficiaries upon your death (or the death of the Annuitant if the Owner is a non-natural person). The Death Benefit is equal to the Accumulation Value.
Funds	The underlying mutual funds in which the Subaccounts invest.
Separate Account

Separate Account B, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.
Surrender Value	The amount you receive when you surrender the Contract, which equals the Accumulation Value less any applicable charges.

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus, as subsequently supplemented.

With respect to the Funds available through your Contract, please note the following important information.

Fund Name and Share Class Name Changes. Effective as of May 1, 2024, the following Funds have changed their names and share class names as follows:

Old Fund Name and Share Class Name	New Fund Name and Share Class Name
ClearBridge Variable Aggressive Growth Portfolio - Class II	ClearBridge Variable Growth Portfolio - Class II
Delaware Ivy VIP Asset Strategy - Class II	Macquarie VIP Asset Strategy Series - Service Class
Delaware Ivy VIP Balanced - Class II	Macquarie VIP Balanced Series - Service Class
Delaware Ivy VIP Energy - Class II	Macquaire VIP Energy Series - Service Class
Delaware Ivy VIP High Income - Class II	Macquarie VIP High Income Series - Service Class
Delaware Ivy VIP International Core Equity - Class II	Macquarie VIP International Core Equity Series - Service Class
Delaware Ivy VIP Mid Cap Growth - Class II	Macquarie VIP Mid Cap Growth Series - Service Class
Delaware IVY VIP Science and Technology - Class II	Macquarie VIP Science and Technology Series - Service Class
Delaware Ivy VIP Small Cap Growth - Class II	Macquarie VIP Small Cap Growth Series - Service Class
Delaware Ivy VIP Smid Cap Core - Class II	Macquarie VIP Smid Cap Core Series - Service Class

Fund Liquidations.   The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the DWS Core Equity VIP - Class B or the DWS High Income VIP - Class B (each, a “Liquidating Portfolio” and, together, the “Liquidating Portfolios”).

On February 22-23, 2024, the Board of Trustees of the Liquidating Portfolios voted to liquidate and terminate each of the Liquidating Portfolios.   The liquidation is epxected to take place on or about June 17, 2024 (the “Liquidating Date”).

Voluntary Transfers Before the Liquidation Date. Any time prior to the Liquidation Date you may transfer amounts allocated to a Subaccount that invests in the Liquidating Portfolios to any other available Subaccount. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by writing to Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or calling (800) 366-0066. See the “Investment Options” section of this recent Notice document and the section in the Contract prospectus that deals with transfers among investment options for information about making Subaccount transfers, including applicable restrictions and limits on transfers.

Automatic Reallocation Upon Liquidation. On the Liquidation Date and after our receipt of the proceeds from the liquidation of the Liquidating Portfolios, amounts allocated to a Subaccount that invested in the Liquidating Portfolios will be automatically reallocated to the Subaccount that invests in Class S2 shares of the Voya Government Liquid Assets Portfolio. Information about the Voya Government Liquid Assets Portfolio can be found in Appendix A to this Notice. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your Contract value immediately before the reallocation will equal your Contract value immediately after the reallocation.

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals	There are no surrender charges when you take withdrawals from your Contract.
Transaction Charges

There may be an additional charge if:

•

You transfer Accumulation Value between Subaccounts; or

•

State or local premium taxes become due.

See “FEES AND EXPENSES” – “Transaction Expenses” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)

Minimum and Maximum Annual Fee Table. The table below describes the lowest and highest current fees and expenses that you may pay each year. Refer to your Contract schedule pages for information about the specific fees you will pay each year.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)	0.60%[1]	1.15%[1]
	Investment options (Fund fees and expenses)	0.61%[2]	2.275%[2]
See “FEES AND EXPENSES” – “Periodic Fees and Charges” and “Fund Fees and Expenses” in the full prospectus, as supplemented, for more information.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost: $1,555	Highest Annual Cost: $2,824
	Assumes: • Investment of $100,000; • 5% annual appreciation; • Least expensive Contract class and Fund fees and expenses; and • No additional purchase payments, transfers, or withdrawals.	Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive Contract class and Fund fees and expenses; and • No additional purchase payments, transfers, or withdrawals.

1	As a percentage of Account Value in each Subaccount. This fee includes the Annual Asset Based Administrative Charge as described in the Contract and in prior prospectuses and the annual dollar based Administrative Charge converted into an annual percentage. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. The annual dollar based Maintenance Fee is waived if your Accumulation Value at the end of a Contract Year is greater than or equal to $15,000. Other fee waivers may also be available. The minimum amount reflects this waiver, while the maximum amount does not. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.
2	As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.

RISKS See “Factors to Consider in the Purchase Decision” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment

The Contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time that amounts are left invested in the Contract. You should not participate in the Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

Risks Associated with the Investment Options

An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks

Any obligations, guarantees, and benefits of the Contract, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Cyber-Security Risks.

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

RESTRICTIONS
Investment Options

There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Contract Year.
See “FEES AND EXPENSES” – “Transaction Expenses” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. Additionally, we may restrict or limit the Guaranteed Interest Periods that are available under the Fixed Interest Options. See “Right to Change the Separate Account” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “TRANSFERS – Limits in Frequent or Disruptive Transfers” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “CONTRACT DISTRIBUTION” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=92911R394&doctype=spros.

 You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Accumulation Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
The fund has two primary investment objectives. It seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund’s secondary objective is to provide growth of capital.	American Funds Insurance Series® – Capital Income Builder® Investment Adviser: Capital Research and Management CompanySM	(Class 4) 0.78%[1]	8.75%	7.18%	4.31% (since inception)
Seeks to provide long-term growth of capital.	American Funds Insurance Series® – Global Growth Fund Investment Adviser: Capital Research and Management CompanySM	(Class 4) 0.91%[1]	22.29%	13.36%	9.30%
Seeks to provide growth of capital.	American Funds Insurance Series® – Growth Fund Investment Adviser: Capital Research and Management CompanySM	(Class 4) 0.78%	38.13%	18.38%	14.07%
Seeks to provide long-term growth of capital.	American Funds Insurance Series® – International Fund Investment Adviser: Capital Research and Management CompanySM	(Class 4) 1.03%	15.56%	4.58%	3.15%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	American Funds Insurance Series® – New World Fund® Investment Adviser: Capital Research and Management CompanySM	(Class 4) 1.07%[1]	15.67%	8.37%	4.43%
Seeks to provide as high a level of current income as is consistent with the preservation of capital.	American Funds Insurance Series® – The Bond Fund of America® Investment Adviser: Capital Research and Management CompanySM	(Class 4) 0.73%[1]	4.72%	1.62%	1.83%
Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.	American Funds Insurance Series® – Washington Mutual Investors Fund Investment Adviser: Capital Research and Management CompanySM	(Class 4) 0.77%[1]	16.97%	12.33%	9.64%
Seeks to provide total return.	BlackRock 60/40 Target Allocation ETF V.I. Fund Investment Adviser: BlackRock Advisors, LLC A Fund of Funds.	(Class III) 0.56%[1]	15.32%	8.69%	5.64% (since inception)
Seeks long-term total return and current income.	BlackRock Equity Dividend V.I. Fund Investment Adviser: BlackRock Advisors, LLC	(Class III) 0.92%[1]	11.99%	11.27%	8.73%
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund Investment Adviser: BlackRock Advisors, LLC Subadviser: Blackrock (Singapore) Limited and Blackrock International Limited	(Class III) 1.02%[1]	12.49%	7.39%	4.63%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield V.I. Fund Investment Adviser: BlackRock Advisors, LLC Subadviser: Blackrock International Limited	(Class III) 0.79%[1]	12.94%	5.49%	4.21%
Seeks capital appreciation.	ClearBridge Variable Growth Portfolio Investment Manager: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	(Class II) 1.10%	24.13%	8.05%	6.38%
Seeks long-term growth of capital.	ClearBridge Variable Mid Cap Portfolio Investment Adviser: Franklin Templeton Fund Adviser, LLC Subadviser: ClearBridge Investments, LLC	(Class II) 1.08%	12.62%	10.46%	6.83%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio – Seligman Global Technology Fund Investment Adviser: Columbia Management Investment Advisers, LLC	(Class 2) 1.20%[1]	44.87%	25.34%	20.11%
Seeks capital appreciation.	DWS Alternative Asset Allocation VIP Investment Adviser: DWS Investment Management Americas, Inc. Subadvisor: RREEF America L.L.C. A Fund of Funds.	(Class B) 1.21%	5.67%	5.70%	2.63%
Seeks long-term growth of capital, current income and growth of income.	DWS Core Equity VIP Investment Adviser: DWS Investment Management Americas, Inc.	(Class B) 0.93%	25.17%	14.65%	11.22%
Provide a high level of current income.	Eaton Vance VT Floating-Rate Income Fund Investment Adviser: Eaton Vance Management (“Eaton Vance”)	(Initial Class) 1.17%	11.21%	4.13%	3.22%
Seeks high current income.	Federated Hermes High Income Bond Fund II Investment Adviser: Federated Investment Management Company	(Service Class) 1.06%[1]	12.47%	4.49%	3.87%
Seeks capital appreciation.	Federated Hermes Kaufman Fund II Investment Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	(Service Class) 1.80%[1]	14.86%	7.04%	8.39%
Seeks capital appreciation.	Fidelity® VIP Disciplined Small Cap Portfolio Investment Adviser: Fidelity Management & Research Company	(Service Class 2) 0.61%	20.67%	11.54%	7.21%
Seeks high current income and, as a secondary objective, capital appreciation.	Fidelity® VIP FundsManager® 20% Portfolio Investment Adviser: Fidelity Management & Research Company LLC A Fund of Funds.	(Service Class 2) 0.70%[1]	7.91%	3.74%	3.03%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high total return.	Fidelity® VIP FundsManager® 60% Portfolio Investment Adviser: Fidelity Management & Research Company LLC A Fund of Funds.	(Service Class 2) 0.86%[1]	14.08%	8.43%	6.10%
Seeks high total return.	Fidelity® VIP FundsManager® 85% Portfolio Investment Adviser: Fidelity Management & Research Company LLC A Fund of Funds.	(Service Class 2) 0.93%[1]	17.48%	11.10%	7.72%
Seeks a high level of current income. The fund may also seek capital appreciation.	Fidelity® VIP Strategic Income Portfolio Investment Adviser: Fidelity Management & Research Company LLC Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited, FIL Investment Advisors, FIL Investment Advisors (UK) Limited, FIL Investments (Japan) Limited	(Service Class 2) 0.90%	9.18%	3.47%	3.10%
The Fund seeks capital appreciation.	Invesco Oppenheimer V.I. International Growth Fund Investment Adviser: Invesco Advisers, Inc.	(Series II) 1.25%[1]	20.64%	8.43%	3.57%
Seeks total return with a low to moderate correlation to traditional financial market indices.	Invesco V.I. Balanced-Risk Allocation Fund Investment Adviser: Invesco Advisers, Inc.	(Series II) 1.13%[1]	6.40%	4.66%	3.79%
The Fund Seeks total return, comprised of current income and capital appreciation.	Invesco V.I. Core Plus Bond Fund Investment Adviser: Invesco Advisers, Inc.	(Series II) 0.86%[1]	5.85%	1.64%	2.47%
The Fund seeks capital appreciation.	Invesco V.I. Discovery Mid-Cap Growth Fund Investment Adviser: Invesco Advisers, Inc.	(Series II) 1.12%	12.85%	12.47%	9.52%
The Fund seeks capital appreciation.	Invesco V.I. Main Street Fund® Investment Adviser: Invesco Advisers, Inc.	(Series II) 1.05%[1]	22.83%	13.28%	9.74%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio Investment Adviser: Janus Henderson Investors US LLC (Janus Henderson)	(Service Class) 0.87%	15.13%	9.37%	7.73%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio Investment Adviser: Janus Henderson Investors US LLC (Janus Henderson)	(Service Class) 0.97%	17.78%	13.14%	11.82%
Seeks to provide total return through a combination of capital appreciation and current income.	Macquarie VIP Balanced Series Investment Adviser: Delaware Management Company Subadvisers: Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, and Macquarie Investment Management Global Limited	(Service Class) 1.02%	16.09%	9.49%	6.37%
Seeks to provide capital growth and appreciation.	Macquarie VIP Energy Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 1.17%[1]	4.06%	7.75%	-2.41%
Seeks to provide capital growth and appreciation.	Macquarie VIP International Core Equity Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 0.96%	15.65%	7.56%	4.00%
Seeks to provide growth of capital.	Macquarie VIP Small Cap Growth Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 1.14%[1]	13.11%	7.89%	6.28%
Seeks capital appreciation.	Macquarie VIP Smid Cap Core Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 1.17%	15.71%	9.63%	7.70%
Seeks total return.	MFS® Global Real Estate Portfolio Investment Adviser: Massachusetts Financial Services Company	(Service Class) 1.15%[1]	11.20%	6.16%	6.28%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks total return with an emphasis on high current income, but also considering capital appreciation.	MFS® Income Portfolio Investment Adviser: Massachusetts Financial Services Company A Fund of Funds.	(Service Class) 0.92%[1]	7.36%	2.37%	2.42%
Seeks capital appreciation.	MFS® International Intrinsic Value Portfolio Investment Adviser: Massachusetts Financial Services Company	(Service Class) 1.14%[1]	17.37%	8.31%	6.66%
Seeks capital appreciation.	MFS® Research Series Investment Adviser: Massachusetts Financial Services Company	(Service Class) 1.04%[1]	22.12%	14.13%	10.55%
Seeks total return.	MFS® Utilities Series Investment Adviser: Massachusetts Financial Services Company	(Service Class) 1.04%[1]	-2.33%	8.05%	6.13%
Seeks capital appreciation.	MFS® Value Series Investment Adviser: Massachusetts Financial Services Company	(Service Class) 0.94%[1]	7.63%	11.07%	8.25%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO All Asset Portfolio Investment Adviser: Pacific Investment Management Company LLC Asset Allocation Subadviser: Research Affiliates, LLC A Fund of Funds.	(Admin. Class) 2.185%[1]	8.14%	6.02%	4.04%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Low Duration Portfolio Investment Adviser: Pacific Investment Management Company LLC	(Admin. Class) 0.69%	4.97%	0.99%	0.92%
Seeks maximum current income, consistent with preservation of capital and daily liquidity.	PIMCO Short-Term Portfolio Investment Adviser: Pacific Investment Management Company LLC	(Admin. Class) 0.66%	5.91%	2.12%	1.87%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Portfolio Investment Adviser: Pacific Investment Management Company LLC	(Admin. Class) 0.75%	5.93%	1.08%	1.71%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Putnam VT Core Equity Fund Investment Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited* *Though the investment advisor has retained the services of Putnam Investments Limited (PIL), PIL does not currently manage any assets of the fund.	(Class IB) 0.95%	28.08%	16.90%	11.95%
Seeks high current income consistent with what Putnam Investment Management, LLC believes to be prudent risk.	Putnam VT Income Fund Investment Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited* * Though the investment advisor has retained the services of Putnam Investments Limited (PIL), PIL does not currently manage any assets of the fund.	(Class IB) 0.89%	4.69%	0.37%	1.43%
Seeks capital appreciation.	Putnam VT International Equity Fund Investment Adviser: Putnam Investment Management, LLC Subadvisers: Putnam Investments Limited and The Putnam Advisory Company, LLC * * The Sub-Adviser for Putnam VT International Equity Fund is Putnam Investments Limited. Though the investment advisor has retained the services of The Putnam Advisory Company, LLC (PAC), PAC does not currently manage any assets of the fund.	(Class IB) 1.10%	18.51%	9.05%	3.70%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital growth. Current income is a secondary objective.	Putnam VT International Value Fund Investment Adviser: Putnam Investment Management, LLC Subadvisers: Putnam Investments Limited and The Putnam Advisory Company, LLC* *Though the investment advisor has retained the services of both Putnam Investments Limited (PIL) and The Putnam Advisory Company, LLC (PAC), PIL and PAC do not currently manage any assets of the fund.	(Class IB) 1.13%	18.68%	9.70%	3.88%
Seek as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital.	Putnam VT Mortgage Securities Fund Investment Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited* * Though the investment advisor has retained the services of Putnam Investments Limited (PIL), PIL does not currently manage any assets of the fund.	(Class IB) 0.75%[1]	5.27%	0.30%	0.63%
Seeks capital appreciation.	Putnam VT Small Cap Value Fund Investment Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited* *Though the investment advisor has retained the services of Putnam Investments Limited (PIL), PIL does not currently manage any assets of the fund.	(Class IB) 1.03%	23.75%	14.17%	7.82%
Seeks to provide long-term capital growth. Income is a secondary objective.	T. Rowe Price Blue Chip Growth Portfolio Investment Adviser: T. Rowe Price Associates, Inc.	(Class II) 1.00%[1]	48.96%	13.22%	12.03%
Seeks long-term capital appreciation.	T. Rowe Price Health Sciences Portfolio Investment Adviser: T. Rowe Price Associates, Inc.	(Class II) 1.11%	2.68%	10.96%	11.03%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the fund invests at least 80% of its net assets in debt securities of any maturity.	Templeton Global Bond VIP Fund Investment Adviser: Franklin Advisers, Inc.	(Class 2) 0.77%[1]	2.88%	-2.13%	-0.66%
Seeks to maximize income while maintaining prospects for capital appreciation.	Voya Balanced Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class ADV) 1.21%[1]	11.02%	4.62%	3.92%
Seeks to maximize total return through a combination of current income and capital appreciation.	Voya Global Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.18%[1]	5.62%	1.04%	0.15%
Seeks capital appreciation.	Voya Global Insights Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.25%[1]	31.96%	11.34%	7.76%
Seeks total return.	Voya Global Perspectives® Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.09%[1]	10.19%	5.55%	3.99%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S2) 0.68%	4.52%	1.51%	0.91%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.07%[1]	11.63%	4.24%	3.51%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.05%[1]	6.78%	1.00%	1.83%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class ADV) 1.24%	14.24%	5.80%	2.15%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.95%[1]	17.10%	7.33%	3.48%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.27%[1]	37.06%	14.06%	11.66%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.	Voya Retirement Conservative Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.87%[1]	8.79%	4.19%	3.53%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.01%[1]	17.82%	9.38%	6.47%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.	Voya Retirement Moderate Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.99%[1]	15.37%	8.36%	5.94%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Moderate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.94%[1]	11.24%	6.34%	4.69%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya Russell™ Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.68%[1]	45.65%	19.92%	15.23%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya Russell™ Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.86%[1]	28.76%	15.51%	11.74%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya Russell™ Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.59%[1]	9.99%	10.10%	7.82%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya Russell™ Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%[1]	25.02%	13.05%	9.85%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	Voya Russell™ Mid Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.90%[1]	16.31%	11.69%	8.46%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya Russell™ Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.95%[1]	15.94%	9.08%	6.36%
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	Voya Small Company Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Sub-Sub-Adviser: Voya Investment Management (UK) Limited	(Class ADV) 1.36%[1]	17.37%	9.30%	6.49%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.36%[1]	20.39%	8.58%	5.72%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2025 Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.22%[1]	13.43%	6.58%	5.12%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2035 Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.23%[1]	17.38%	8.50%	6.16%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2045 Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.25%[1]	19.73%	10.03%	6.84%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2055 Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.28%[1]	20.21%	10.11%	6.91%
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.18%[1]	10.47%	4.58%	3.77%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term capital growth. Income is a secondary objective.	VY® American Century Small-Mid Cap Value Portfolio Investment Adviser: Voya Investments, LLC Subadviser: American Century Investment Management, Inc.	(Class ADV) 1.35%[1]	8.52%	11.78%	8.45%
Seeks capital appreciation.	VY® Baron Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: BAMCO, Inc.	(Class ADV) 1.50%[1]	14.56%	13.99%	9.57%
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.	VY® Blackrock Inflation Protected Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: BlackRock Financial Management, Inc.	(Class ADV) 1.18%[1]	3.83%	2.28%	1.35%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Columbia Contrarian Core Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	(Class ADV) 1.21%[1]	31.36%	16.16%	11.28%
Seeks long-term growth of capital.	VY® Columbia Small Cap Value II Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	(Class ADV) 1.43%[1]	13.57%	11.33%	6.80%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class ADV) 1.14%[1]	9.71%	9.29%	6.51%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class ADV) 1.21%[1]	11.93%	11.46%	7.87%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class ADV) 1.79%[1]	6.02%	4.09%	3.21%
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class ADV) 1.35%[1]	10.28%	10.33%	7.50%
Seeks capital growth over the long-term.	VY® JPMorgan Small Cap Core Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class ADV) 1.48%	11.88%	9.54%	7.36%
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	(Class ADV) 1.55%[1]	15.52%	10.84%	9.03%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class ADV) 1.24%	18.16%	12.20%	9.93%
Seeks long-term capital appreciation.	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class ADV) 1.30%[1]	20.30%	12.97%	10.26%
A non-diversified Portfolio that seeks long-term growth through investments in stocks.	VY® T. Rowe Price Growth Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class ADV) 1.21%[1]	46.18%	12.81%	11.15%

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Accumulation Value. Contract Owners who have value in any of the closed Funds may leave their Accumulation Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to provide a high level of current income.	DWS High Income VIP Investment Adviser: DWS Investment Management Americas, Inc.	(Class B) 1.10%[1]	11.07%	4.97%	3.72%
Seeks a high level of current income, with capital appreciation over the long term as a secondary goal. Under normal market conditions, the fund invests primarily to predominately in U.S. and foreign debt securities, including those in emerging markets.	Franklin Strategic Income VIP Fund Investment Adviser: Franklin Advisers, Inc. A Fund of Funds.	(Class 2) 1.09%[1]	8.18%	1.96%	1.77%
Seeks to obtain maximum total return, consistent with preservation of capital	Janus Henderson Flexible Bond Portfolio Investment Adviser: Janus Henderson Investors US LLC (Janus Henderson)	(Service Class) 0.82%[1]	5.29%	1.55%	1.66%
Seeks to provide total return.	Macquarie VIP Asset Strategy Series Investment Adviser: Delaware Management Company Subadvisers: Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited and Macquarie Investment Management Global Limited	(Service Class) 0.85%[1]	13.90%	8.27%	3.48%
Seeks to provide total return through a combination of high current income and capital appreciation.	Macquarie VIP High Income Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, and Macquarie Investment Management Global Limited	(Service Class) 1.11%[1]	11.95%	4.46%	3.70%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
To seek to provide growth of capital.	Macquarie VIP Mid Cap Growth Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 1.10%[1]	19.59%	14.63%	10.47%
Seeks to provide growth of capital.	Macquarie VIP Science and Technology Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	(Service Class) 1.15%	39.04%	17.17%	10.87%
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class ADV) 1.10%[1]	6.18%	7.62%	5.64%
Seeks high total return consisting of capital appreciation and current income.	VY® CBRE Global Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class ADV) 1.50%[1]	11.97%	5.54%	3.86%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class ADV) 1.35%[1]	3.83%	2.28%	1.35%

HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full Preferred Advantage Variable Annuity prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=92911R394&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Preferred Advantage Variable Annuity, Contract I.D. C000155038	May 1, 2024